Plum Creek Timber Company, Inc.

999 Third Avenue, Suite 4300

Seattle, WA 98104-4096

206-467-3600

February 15, 2008

Ms. Jennifer Gowetski, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Plum Creek Timber Company, Inc. Definitive 14A

Dear Ms. Gowetski:

This letter is submitted on behalf of Plum Creek Timber Company, Inc. (“Plum Creek”) to confirm its intent to make certain disclosures in future filings that call for information required by Item 402 of Regulation S-K. Plum Creek’s confirmations are set forth below.

1.	You have asked us to confirm that we will disclose in our future filings the names of all the companies comprising any index, or subset thereof, used or referenced by the Compensation Committee in benchmarking any item of compensation for the named executive officers.

Plum Creek hereby confirms that it will include in its future filings the names of the companies comprising any index, or subset thereof, used or referenced by the Compensation Committee in benchmarking any item of compensation for the named executive officers.

2.	You have asked us to confirm that we will disclose in future filings the Annual Incentive Plan performance target of funds from operations, or FFO, for the plan year requiring disclosure under Item 402 of Regulation S-K.

Plum Creek hereby confirms that it will disclose in its future filings the Annual Incentive Plan FFO performance target for the plan year requiring disclosure under Item 402 of Regulation S-K.

If you have any questions regarding this matter, please contact Jose Quintana at (206) 467-3694.

Sincerely,

/s/ Rick R. Holley
Rick R. Holley
President and Chief Executive Officer
Plum Creek Timber Company, Inc.